Exhibit 6.2

BRAND LICENSE AGREEMENT

This License Agreement (“Agreement”), effective July 12, 2017 is entered into by Insynergy Products, Inc. DBA Starco Brands (hereinafter “LICENSOR”) and The Starco Group and its affiliates (hereinafter “LICENSEE”).

RECITALS

WHEREAS, Starco Brands creates, develops and owns brands, trade names and marketing data of consumer and commercial products, and;

WHEREAS, The Starco Group is a developer and manufacturer of commercial and consumer products in the chemical, personal care, food, beverage and spirits channels and has expended substantial amounts of time, effort and money in the development of such intellectual property and products;

Whereas, LICENSEE desires and LICENSOR agrees to allow LICENSEE to manufacture and sell Licensed Branded products throughout the Territory as provided in this Agreement under LICENSOR’s Brands; including any other brands or names as LICENSOR may, from time to time see fit to utilize.

Now therefore, in consideration of the foregoing provisions which are incorporated herein by reference and made part hereof, the mutual and several representations, warranties and covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, LICENSOR and LICENSEE hereby agree as follows:

1.	Definitions.

a)            “Licensed Brands” shall mean any Brand or Trade Name developed by LICENSOR on Exhibit A. Brands can be added to Exhibit A from time to time with the written mutual consent of the Parties. (“Licensed Brands“);

b)            “Market” shall mean the retail and commercial markets and channels of trade in which the Licensed Branded products may be sold, including, all general retail, general wholesale and big-box stores, and the like.

c)	“Territory” shall mean the world.

2.	Terms.

A.   Grant of Exclusive License in Licensed Brands.

LICENSOR hereby grants to LICENSEE, subject to the terms and conditions herein, the exclusive right to use the Licensed Brands and to manufacture and sell products approved by and as determined by the LICENSOR in the Market and within the Territory.

B.   Term of License.

This Agreement shall become effective upon the date first above written, and shall remain in effect until midnight, December 31, 2028 unless sooner terminated according to the terms of this Agreement.

3.  Consideration for License.

Royalties.

LICENSEE shall pay LICENSOR based on the following model:

Following royalties are based on LICENSEE’s “Net Unit Sales” of the Product. The term “Net Unit Sales” shall mean the gross invoiced unit sales of the Product less LICENSEE’s unit returns of Products, discounts, allowances, freight and applicable taxes and other expenses mutually agreed to from time to time.

Royalties shall accrue upon invoicing when the Licensed Products are first sold and delivered by LICENSEE, LICENSEE shall pay the Royalty due to LICENSOR no later than thirty (30) days after funds have been received from any given sale of said products with a written royalty report provided to LICENSOR detailing the customer, amount of product, sale price, sale total and royalty amount based on the Net Unit Sales figure.

Royalty to be paid by LICENSEE to LICENSOR per Net Unit Sales in US ($) currency are as follows:

The LICENSEE will manufacture or may subcontract the manufacture of the products and earn a twenty-five (25%) percent gross margin on its cost of goods based on GAAP and the costing model attached in Exhibit B. The LICENSEE will sell said products to a variety of distributors, retailers and end users at a wholesale or retail amount. The delta between the LICENSEEs cost including the 25% margin and Net Unit Sales is the royalty paid to the LICENSOR. For example, if the LICENSEE manufactures said product and adds its 25% gross margin and that cost is $1.00 and the LICENSEE then sells said product to a retailer, and the Net Unit Sales is $2.00, the difference is $1.00 and this is the royalty paid to the LICENSOR. It is understood that the royalty amount will fluctuate depending on what price the products are sold at in any given distribution channel and upon changes in the LICENSEE’S cost. LICENSEE’s costs will not be updated more frequently than quarterly.

The way the LICENSEE costs the product must be provided to the LICENSOR in full transparency. At the LICENSORS election, the LICENSOR may use a third party to audit, at its expense, the LICENSEES costs and expenses in its determining of its costing and pricing inclusive of its 25% margin thereof as well as the calculation(s) of Net Unit Sales.

4.   Records.

LICENSEE shall keep full, clear, and accurate records with respect to sales of Licensed Products. Reporting will include the number of units by container size of Licensed Products sold in each reporting period. Upon reasonable notice, LICENSOR, at its expense, may have an independent auditor examine, audit and certify such records as it relates to the products covered by this agreement during normal business hours, but not more than twice per year. LICENSEE shall make prompt adjustment to compensate for any errors or omissions disclosed by any such examination and certification of LICENSEE’s records. If the results of the audit results in an adjustment greater than 5%, LICENSEE will reimburse LICENSOR for the cost of the audit. All amounts due will be payable within 10 days of the acceptance of the audit plus an imputed interest payment of 8% from when the amounts would have been due.

5.   Mutual Indemnification.

LICENSEE and LICENSOR shall mutually keep, save, protect, defend, indemnify and hold each other harmless from and against any and all reasonable costs, claims, expenses, attorneys’ fees, damages or deficiencies incurred or sustained by the other party arising from manufacturer defect or breach of terms of this Agreement and from and against any and all claims for damages and/or injury, including claims in product liability, patent infringement regulatory, governmental, and any other torts brought by any party anywhere and as may arise from the manufacture, use, sale, marketing or distribution of any Product herein, pursuant to the terms of this Agreement.

The Parties agree that the indemnity obligations under this Section shall survive the termination of this Agreement.

6.  Termination.

This Agreement may be terminated immediately under and according to any of the following contingencies:

a)	By written agreement of the Parties;

b)  Immediately, by either party upon the material breach of the Agreement by the other party. Upon breach by LICENSEE, Section 4.2(e) survives.

g)  If either party shall go into receivership, bankruptcy, or insolvency, or make an assignment for the benefit of creditors, or go out of business, this Agreement shall be immediately terminable by the other party by immediate written notice (without right to cure), but without prejudice to any rights of such other party.

h)  Upon the expiration or termination of this Agreement for any reason whatsoever, LICENSEE shall have the right to continue to sell all of the Branded Product remaining in its possession until all of the remaining Branded Product is sold by LICENSEE, and LICENSEE shall continue to pay royalties on Branded Product sold.

7.	Notices

a) All notices, payments, reports, or statements under this Agreement shall be in writing and shall be sent by first-class certified mail, return receipt requested, postage prepaid, to the party concerned at the above address, or to any substituted address given by notice hereunder, with copy to:

As to LICENSEE:	As to LICENSOR:

Per: Ross Sklar	Sandy Lang
Chief Executive Officer	Chairman of the Board
The Starco Group	Insynergy Products, Inc. DBA Starco Brands
250 26th St Suite 200	2501 Burbank Blvd - 201
Santa Monica, CA 90402	Burbank, CA 92046
Email: ross@thestarcogroup.com	Email: sandy@insynergyproducts.com

Tel: 323 266 7111	Tel: 818 635 9444
Fax: 888 273 4489

b) Any such notice, payment, or statement shall be considered sent or made on the day deposited in the mail. Payments may be sent by ordinary mail. Statements must be sent by email with a Read Receipt acknowledgment.

8.   Confidentiality.

a)  Confidential Information. "Confidential Information" means, without limitation, all notes, reports, tests, data, lists, formulas, trade secrets, studies, predictions, advice, suggestions, sales data, customer data, processes, concepts, computer programs, systems, documents, materials, products, samples, business plans, and information of the disclosing party provided to or obtained by another party.

a.	Exceptions. “Confidential Information” does not include:

i.	Information that is publicly available or properly possessed in sufficient detail by the receiving party prior to its receipt;
ii.	Information independently developed or acquired by the receiving party from a source that has not improperly disclosed the information;
iii.	Information that becomes publicly available in sufficient detail through no fault of the receiving party; and
iv.	Information required to be disclosed by applicable law.

b)  Agreement to Keep Confidential. The parties acknowledge that they may have access to Confidential Information of another party during the course of this Agreement, and that the disclosure of such other party's Confidential Information to third parties would cause substantial, irreparable injury to the disclosing party. Therefore, the parties agree not to disclose, duplicate, distribute or permit access to another party's Confidential Information to any person or entity not a party to this Agreement, or use Confidential Information in any way other than for the purpose specifically relating to the performance under this Agreement. The parties agree that the nonbreaching party shall be entitled to injunctive and other equitable relief, without security, in the event the breaching party breaches this paragraph of this Agreement.

c)  Term. The confidentiality obligations of this Agreement shall remain in effect for a period of three (3) years after expiration or termination of this Agreement.

9.   Assignment.

This Agreement shall be assignable by LICENSEE or LICENSOR to any entity that succeeds to the business of LICENSEE or LICENSOR without the prior written consent of the other party. Other than to an entity that succeeds LICESNEE or LICENSOR, LICENSEE or LICENSOR shall not assign any of its rights under this Agreement to any company without the prior written consent of the other party.

10.   Independent Contractor Status.

Neither LICENSEE nor LICENSOR shall have any authority to bind the other to any contract, representation, understanding, act or deed concerning the other. Nothing contained in this Agreement shall be deemed or construed by the parties hereto or by any third party as creating the relationship between LICENSOR and LICENSEE as that of principal and agent, employer/employee, partner or joint venturer, it being expressly understood and agreed that no provision of this Agreement, nor any act of the parties pursuant thereto, shall be deemed to create any relationship of LICENSEE to LICENSOR other than that of an independent contractor.

11.   Interpretation and Choice of Forum.

This Agreement shall be interpreted under the laws of the State of California. Any dispute, controversy or claim arising out of or relating to this contract, including the formation, interpretation, breach or termination thereof, including whether the claims asserted are arbitrable, will be referred to and finally determined by arbitration in accordance with the JAMS International Arbitration Rules. The Tribunal will consist of one arbitrator. The place of arbitration will be Los Angeles County in the State of California. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof.

12.   Force Majeure.

Neither LICENSEE nor LICENSOR shall be responsible for any default hereunder caused by acts of God, insurrection, civil disorder, war, military action, emergency government actions, labor disputes or other causes over which neither LICENSOR nor LICENSEE have any control.

13.   Non-Frustration.

Neither party to this Agreement shall commit any act or take any action which frustrates or hampers the rights of the other party under this Agreement. Each party shall act in good faith and engage in fair dealing when taking any action under or related to this Agreement.

14.   Rectification.

In case of any mistake in this Agreement, including any error, ambiguity, illegality, contradiction, or omission, this Agreement shall be interpreted as if such mistake were rectified in a manner which implements the intent of the parties as nearly as possible and effects substantial fairness, considering all pertinent circumstances. If any part of this Agreement is found to be invalid or unenforceable it does not invalidate the balance of Agreement.

15.  Entire Agreement.

This Agreement sets forth the entire understanding between the parties and supersedes any prior or contemporaneous oral understandings and any prior written Agreements except that the rights and obligations of the parties under the Agreement shall survive until the term of said Agreement expires.

16. LICENSOR’s Reserved Rights.

All rights and licenses to the Licensed Products not specifically granted to LICENSEE under this Agreement are reserved by and are the exclusive property of LICENSOR.

17.   Reimbursement of Expenses

LICENSEE has incurred $72,842.97 of expenses to launch Licensed Brands (see Exhibit C). Once Royalties exceed $250,000 in the aggregate, LICENSEE will deduct the incurred expenses from the subsequent Royalty payments until LICENSEE is paid in full.

18.   Signatures.

The parties have indicated their Agreement to all of the above terms by signing this Agreement on the respective dates below indicated. LICENSEE and LICENSOR have each received a copy of this Agreement with both LICENSEE’s and LICENSOR’s original ink signatures thereon.

The Starco Group:		Insynergy Products Inc. DBA Starco Brands:

Date: July 12, 2017		Date: July 12, 2017

Title:	CEO	Title:	Chairman

Signature:	/s/ Ross Sklar	Signature:	/s/ Sandy Lang

Print:	Ross Sklar	Print:	Sandy Lang

Exhibit A

Licensed Brands

Breathe

Whipshots and subsequent non-private label alcoholic whipped cream brands
Goldie Cakes and subsequent non-private label “baked goods in a can” brands
Dizzo

Pret a Servez

Heat Seekers
Beachside BBQ Co.
H2Art

Sansol
M.
Divina

Diner Express

Exhibit B

Cost Model

(REDACTED)

Exhibit C

Reimbursable Expenses

(REDACTED)

AMENDMENT TO BRAND LICENSE AGREEMENT

In accordance with the terms set forth in the Brand License Agreement dated July 12, 2017 between Insynergy Products, Inc dba Starco Brands (now Starco Brands, Inc.) (“LICENSOR”) and The Starco Group and its affiliates (“LICENSEE”), Exhibit A is hereby amended to include the brand and tradename “Honu”. Amended Exhibit A attached.

The parties below have agreed to the above Amendment by signing this Amendment on the respective dates below.

The Starco Group:		Starco Brands, Inc.:

Date:	April 1, 2018	Date:	April 1, 2018

By:	/s/ Darin Brown	BOARD OF DIRECTORS

Name:	Darin Brown	/s/ Ross Sklar
Ross Sklar
Title:	EVP
/s/ Sanford Lang
Sanford Lang

/s/ Martin Goldrod
Martin Goldrod

AMENDED EXHIBIT A

Breathe

Whipshots and subsequent non-private label alcoholic whipped cream brands

Goldie Cakes and subsequent non-private label “baked goods in a can” brands

Dizzo

Pret a Servez

Heat Seekers
Beachside BBQ Co.
H2Art

Sansol
M.
Divina

Diner Express
Honu